Happiness Biotech Group Ltd

No. 11, Dongjiao East Road

Shuangxi, Shunchang, Nanping City

Fujian Province, P.R.C.

March 28, 2019

VIA EDGAR

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Happiness Biotech Group Ltd Registration Statement on Form F-1 Filed March 8, 2019 File Number: 333-230170

Dear Ms. Breslin:

Happiness Biotech Group Ltd. (the “Company”, “Happiness,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 19, 2019 regarding our Registration Statement on Form F-1 (the “Publicly Filed F-1”) previously submitted on March 8, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Amendment No.1.

Please note that new language we are including in Amendment No. 1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Registration Statement on Form F-1

Cover Page

1.	We note your revised disclosures regarding a resale offering component, and your statements on page 94 regarding the price for the secondary offering. Please revise your disclosure to also clearly indicate on the cover page the pricing information for the secondary offering. In addition, given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the price in your best efforts offering.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page to provide clear pricing information for the secondary offering. We also added a risk factor on Page 19 to highlight the risk that purchasers in resale offering could pay more or less than the price in your best efforts offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 43

2.       Please revise to include the following:

•	The details of your segment reporting under ASC 280-10 that include your vitamins and dietary supplements products sales that are your second contribution segment in terms of revenue.

•	Disclose the underlying reasons for any significant product changes, for example, the 18.7% decrease in revenue for your Ejiao solution products for the six months ended September 30, 2018 compared to the prior year..

•	Update, reconcile and explain your disclosure herein to your table of products in order of gross sales on page 55, for example, your September 30, 2018 “third-best selling product line” is now Cordyceps mycelia products on page 43, while the March 31, 2018 table on page 55 refers to Ejiao solution products.

Response: In response to the Staff’s comment, we have reviewed ASC 280-10 Segment Reporting and we believe that currently we only have one operating segment, which is nutraceutical and dietary supplements. Lucidum spore powder product, Cordyceps mycelia products, Ejiao solution products and Vitamins and dietary supplements products are different product lines under the same segment.

We have revised the disclosure related to the product line breakdown on pages 42 and 43 of Amendment No. 1.

Intellectual Property, page 62

3.	We note that one of your product approvals expired in January 2019, and that there are two other product approvals that will soon expire at the end of March 2019. Please revise to explain whether you are seeking renewal of these approvals, and for all product approvals for which you seek renewal, whether you are permitted to sell the products while the approval is being renewed.

Response: In response to the Staff’s comment we have revised the disclosure on page 62 of Amendment No. 1.

Consolidated Financial Statements, page F-1

4.	Please note that the audited financial statements should be of a date not older than 12 months at the date of filing as specified in Item 8.A.4 of Form 20-F. Also refer to Instructions to Item 8.A.4.

Response: In response to the Staff’s comment, we have attached an Exhibit 99.7 Representation pursuant to Item 8.A.4 of Form 20-F to the Registration Statement.

Consolidated Financial Statements for the Six Months ended September 30, 2018 , page F-41

5.	We note the $627,628 you received in May 2018 from two investors on page F-43 and your $1,366,438 of short-term bank borrowings at September 30, 2018 on page F-41. Please tell us the following:

•	If any obligation were paid, equity issued or services provided related to the capital contribution, and how it was valued.

•	If the terms of the bank loans obtained were at market value, particularly the rates, and.

•	How you determined under Rule 4-08(k) of Regulation S-X that these transactions should not be clearly identified as related party.

Response: In response to the Staff’s comment we advise the staff that:

1.   For the $627,628 we received in May 2018, two investors made equity contributions to Fujian Happiness for approximate 0.5% of the Company based on a $125 million enterprise valuation. We evaluated the requirements under Rule 4-08 (k) of Regulation S-X and ASC 850. We concluded that these two investors collectively have less than 5% ownership of the Company and therefore they are not considered as related persons to the Company.

2.   For the $1,366,438 we had outstanding as of September 30, 2018, these are bank borrowings obtained at the market value. The interest rate of the loan applied the prevailing market rate within the floating zone of benchmark lending interest rate published by the People's Bank of China. The Company is not getting any preferential rates. Also, there are no cross ownerships between the Company and these banks. We evaluated the requirements under Rule 4-08 (k) of Regulation S-X and ASC 850. We concluded that these bank loans are arms-length transactions with third parties to the Company.

Exhibits

6.	We refer to your Exhibit 5.1 opinion. It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. The assumptions set forth in Section 1.4 regarding the shares being "duly registered in the Company's register of members" and in Sections 1.5, 1.6 and 1.7 appear to assume material facts related to the issue of whether the shares will be validly issued. Please file an amended 5.1 opinion that does not include these assumptions or explain why each such assumption is necessary and appropriate. For guidance, please see Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have removed the Section 1.5, 1.6 and 1.7 from the Exhibit 5.1 Opinion.

7.	We refer to the tax opinion set forth in Section 3.4 of your Exhibit 5.1 opinion. Please file an amended opinion from counsel which also opines that the referenced disclosure states the Cayman Islands tax consequences. In addition, please revise the "Taxation" section of your registration statement to clearly state which disclosure is the opinion of Campbells, and update your exhibit index to add an Exhibit 8.3 opinion and cross-referencing the 5.1 exhibit.

Response: In response to the Staff’ comment, we revised the Section 3.4 to specifically refer the Cayman Island Tax Consequence section in the F-1. "Taxation" section has been revised on page 95 to clearly state the part opined by Campbells. We also added Exhibit 8.3 to the Exhibit list and cross-referenced the Exhibit 5.1.

8.	We note that your Exhibit 5.1 opinion refers to current memorandum and articles of association that were filed with the Companies Registrar in February 2019, but that the articles you filed as Exhibit 3.2 appear to have been filed in 2018. We also note that your current Exhibit 3.2 states that your share capital is $50,000 divided into 50,000 ordinary shares with par value of $1.00 each, but your disclosure on page 78 states that as of the date of the prospectus, your authorized share capital is $50,000 dividend into 100,000,000 shares with a par value of $0.0005 each. Please reconcile by either revising your disclosures and having your counsel revise its opinion, or, alternatively, filing the updated set of articles as Exhibit 3.2.

Response: To avoid the further confusion, we have removed the Exhibit 3.2 Original Memorandum and Articles of Association as the document was no longer applicable to the Company. The current Exhibit 3.1 Amended and Restated Articles of Association and Exhibit 3.2 Amended and Restated Memorandum of Association have the accurate information regarding authorized share capital that matches the disclosure in the Registration Statement.

9.	Please file an amended Exhibit 5.1 opinion that deletes the first sentence of Section 4.4, as this statement inappropriately limits reliance. For guidance, please see Section II.B.3.d of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have removed the first sentence of Section 4.4 from the Exhibit 5.1 opinion.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xuezhu Wang
Xuezhu Wang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC